PROMISSORY NOTE


                                                                      $25,000.00
                                                                  March 24, 1999
                                                             Rochester, New York


     For value received, receipt of which is hereby acknowledged, the undersigned does hereby promise to pay to the order of Carl R. Reynolds the sum of Twenty-Five THousand and 00/100 Dollars ($25,000.00) upon demand wiht interest at the rate of ten percent (10%) per annum. The Maker(s) hereof agree to be jointly and severally liable hereon.

     If Maker shall default in any payments due on this Note, or any of the terms hereof, the Holder may give notice of the default and if not cured within fifteen (15) days, may declare all principal and accrued interest at once due and payable nad proceed to seek all remedies available at law. The Maker agrees to pay, as part of this Note, all costs incurred in collecting the amount due on this Note, including but not limited to reasonable attorneys' fees of 20 percent of the amount due.

     Presentment, protest and notice are hereby waived.



WITNESS:                              NEW SKY COMMUNICATIONS, INC.

                                      /s/ Carl R. Reynolds
-----------------------          By:  ----------------------------------
                                            President


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SEAL